                                 FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation,
            52nd Floor, 40 King St. West,
            Toronto, ON   M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGE
            May 10, 2004.

ITEM 3.     NEWS RELEASE
            News release was issued by Kinross in Toronto on May 10, 2004 with respect to the material change and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGE
            Kinross Gold Corporation announced its unaudited results for the three months ended March 31, 2004.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE
            See attached press release dated May 10, 2004.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

ITEM 9.     DATE OF REPORT
            May 12, 2004.


                                       KINROSS GOLD CORPORATION


                                       PER: /s/ Shelley M. Riley
                                                ----------------
                                       Shelley M. Riley
                                       Corporate Secretary

[LOGO] KINROSS                                   40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


         KINROSS ANNOUNCES FIRST QUARTER POSITIVE EARNINGS AND CASHFLOW

MAY 10, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today the unaudited results for the three months ended March 31, 2004, as follows:

ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED, AND ARE UNAUDITED. THE COMBINATION WITH TVX GOLD INC. ("TVX") AND ECHO BAY MINES LTD. ("ECHO BAY") WAS ACCOUNTED FOR AS A PURCHASE WITH AN EFFECTIVE DATE OF JANUARY 31, 2003. ACCORDINGLY, THE FINANCIAL STATEMENTS AND GOLD EQUIVALENT PRODUCTION STATISTICS FOR THE FIRST QUARTER OF 2003 REFLECT OPERATING RESULTS FOR THE ACQUIRED PROPERTIES FOR THE MONTHS OF FEBRUARY AND MARCH ONLY.


HIGHLIGHTS

o Earnings of $13.2 million, earnings per share of $0.04 for the first quarter 2004.

o Production of 397,011 gold equivalent ounces at total cash costs of $241 per ounce both ahead of expectations.

o Cash flow from operating activities of $17.9 million, after a final payment of $13.6 million on the Greek properties, and winter road re-supply costs of $12.9 million. Excluding these items, cash flow would have been $44.4 million.

o Made final repayment of $25.0 million on tax exempt Industrial Revenue Bonds, 5 years ahead of the scheduled repayment date.

o Quarter end cash balance of $217.6 million, after debt repayment, final payment on Greece, and winter road re-supply payments.

o       Gold hedge book will now be eliminated by end of Q2 2004.

o Kinross and High River Gold have reached an agreement to suspend development at the New Britannia mine. The mine is expected to go into reclamation and closure at the end of the third quarter of 2004. Kinross and High River would like to thank the entire team at New Britannia for their hard work and dedication over the years, and for a job well done.

Scott Caldwell, Executive Vice-President and C.O.O. said "the first quarter was expected to be our most difficult quarter this year. I am very pleased with how the operations have come through with results that beat our expectations. Even with higher energy costs and difficult currency markets, our cash costs still exceeded plan. I am looking forward to the Kinross operating team continuing to deliver positive results for the balance of this year."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL
CONDITION

THIS SECTION OF THE QUARTERLY REPORT CONTAINS MANAGEMENT'S ANALYSIS OF THE FINANCIAL PERFORMANCE OF THE COMPANY AND ITS FINANCIAL POSITION AND IT SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS. READERS ARE CAUTIONED THAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION ("MD&A") CONTAINS FORWARD-LOOKING STATEMENTS AND THAT ACTUAL EVENTS MAY VARY FROM MANAGEMENT'S. READERS ARE ENCOURAGED TO CONSULT THE KINROSS GOLD CORPORATION ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003 FILED WITH CANADIAN SECURITIES REGULATORY AGENCIES ON APRIL 16, 2004 "2003 ANNUAL REPORT" FOR ADDITIONAL DETAILS INCLUDING RISKS AFFECTING THE BUSINESS. THE ANNUAL REPORT IS AVAILABLE ON THE COMPANY'S WEBSITE WWW.KINROSS.COM OR ON WWW.SEDAR.COM. IN OUR MD&A AND ELSEWHERE, WE REFER TO MEASURES SUCH AS TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD, REALIZED REVENUE AND TOTAL CASH COSTS ITEMS THAT ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). OUR USE OF THESE TERMS MAY NOT BE CONSISTENT WITH THE WAY THESE TERMS ARE USED BY OTHERS. WHERE POSSIBLE, WE PROVIDE TABLES OR OTHER INFORMATION THAT ENABLES READERS TO RECONCILE BETWEEN SUCH NON-GAAP MEASURES AND STANDARD GAAP MEASURES. WHILE THESE MEASURES ARE NOT DEFINED BY OR REQUIRED BY GAAP, WE PROVIDE THIS INFORMATION TO READERS TO HELP THEM BETTER UNDERSTAND THE SIGNIFICANT EVENTS, TRANSACTIONS AND TRENDS THAT AFFECT OUR BUSINESSES.

WHERE WE SAY "WE", "US", "OUR", THE "COMPANY" OR "KINROSS", WE MEAN KINROSS GOLD CORPORATION OR KINROSS GOLD CORPORATION AND ITS SUBSIDIARIES, AS APPLICABLE. WHERE WE REFER TO THE "INDUSTRY", WE MEAN THE GOLD MINING INDUSTRY.

This interim MD & A focuses on the Company's results from operations for the three months ended March and with discussion and analysis of the Company's financial condition as at March 31, 2004 and for the three months then ended with comparisons to the corresponding period in 2003. This discussion should be read in conjunction with the financial statements and notes included within this Quarterly Report, along with the Company's year-end December 31, 2003 financial statements, accompanying notes and the annual MD & A. This interim MD & A provides an update to the annual MD & A and includes material information so the reader may continue the assessment of the Company's operating and financial performance and its prospects.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided annually as a note to the financial statements. All amounts expressed herein are in United States dollars unless otherwise stated. This interim MD & A is made as of May 7, 2004.

OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with: the acquisition of mining interests; exploration and development of mining interests; mining and processing of gold and silver; regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside of the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost effective producer. This discussion is based on issues, which the Company can control, and references to the Company's progress in meeting its primary objective for 2004 of producing between 1.70 and 1.75 million ounces of gold equivalent at total cash costs in the range of $225 to $235 per ounce.

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is fully described in the December 31, 2003 financial statements, the accompanying notes and the annual MD & A. As a result, comparative numbers for the first quarter of 2003 include only two months of operations of the mines acquired from the combination. This transaction had a material impact on the Company's operations and its balance sheet rendering comparisons rather meaningless except in the discussion of the operations of each mine.


RESULTS SUMMARY

===========================================================================================
                                                           THREE MONTHS ENDED MARCH 31,
-------------------------------------------------------------------------------------------
SUMMARY OF FIRST QUARTER CONSOLIDATED RESULTS           2004          2003          Change
-------------------------------------------------------------------------------------------
Attributable Gold Equivalent Production - ounces        397,011       326,812         21%
Mining Revenues (millions)                           $    155.6    $    117.0         33%
Net earnings (loss) for the period (millions)        $     13.2    $    (12.0)       210%
Basic and Diluted earnings (loss) per share          $     0.04    $    (0.06)       167%
===========================================================================================

The Company's share of attributable gold equivalent production for the first quarter of 2004 was 397,011 ounces, an increase of 21% over the 326,812 gold equivalent ounces produced in the corresponding period in 2003. The principal reason for the increase is that the first quarter of 2003 includes only two months of operations for the mines acquired in the TVX and Echo Bay combinations.

Revenue from gold and silver sales in the first quarter of 2004 was $155.6 million compared to $117.0 million in first quarter of 2003, an increase of 33%. The Company sold 374,126 ounces of gold in the quarter at an average realized price of $403 per ounce while the average spot gold price for the quarter was $408. This compares to 330,022 ounces of gold sold in the first quarter of 2003 at an average realized price per ounce of gold of $342 per ounce ($352 average spot price). There is discussion later concerning the Company's hedge position, which causes the difference between the realized price and the average spot price for gold.

Average total cash costs per attributable gold equivalent ounce for the quarter were $241 compared to $237 per ounce in 2003. Cash flow provided from operating activities for the quarter was $17.9 million in 2004 compared to $16.2 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales and decreased due to an increase in working capital requirements. Two significant factors in the use of cash were: $12.9 million related to winter road resupply purchases at Kubaka and Lupin; and $13.6 million of reduction in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas.

Net earnings for the quarter was $13.2 million or $0.04 per share compared to a net loss of $12.0 million or $0.06 per share for the first quarter of 2003. The net loss for the first quarter of 2003 has been restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss for the first quarter of 2003 by $0.8 million to $12.0 million and increased the basic and diluted loss per share by $0.01 to $0.06. The bottom line improvement in the first quarter of 2004 was principally due to higher production levels coupled with higher gold selling prices.

The Company's first quarter plan called for gold equivalent production of 389,800 ounces at average total cash costs per equivalent ounce of $255. The actual results for the quarter exceeded both targets.

Due to poor economic performance, Kinross Management and our joint venture partner, High River Gold have made the decision to suspend all underground mine development work. Mining and milling of developed ore will continue until late in the third quarter of 2004.

OPERATING RESULTS
REVENUES

A summary of revenue and production for the Company, as a whole, is provided below. This clearly highlights the increases in production, gold and silver sales and realized prices in the first quarter of 2004 as compared to the first quarter of 2003.

REVENUE AND PRODUCTION

================================================================================
                                                       THREE MONTHS ENDED
                                                            MARCH 31,
--------------------------------------------------------------------------------
                                                      2004            2003
--------------------------------------------------------------------------------

Attributable gold equivalent production - ounces     397,011         326,812
Gold sales - ounces                                  374,126         320,943
Gold sales - revenue (millions)                    $   150.0       $   112.4
Gold deferred revenue realized (millions)                0.5             0.6
--------------------------------------------------------------------------------
Total gold revenue realized (millions)             $   150.5       $   113.0
================================================================================
Average sales price per ounce of gold              $     402       $     340
Deferred revenue realized per ounce of gold                1               2
--------------------------------------------------------------------------------
Average realized price per ounce of gold sold      $     403       $     342
================================================================================
Average spot gold price per ounce                  $     408       $     352
--------------------------------------------------------------------------------
Silver sales revenue (millions)                    $     5.1       $     4.0
--------------------------------------------------------------------------------
Total gold and silver revenue (millions)           $   155.6       $   117.0
================================================================================

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the commodities for each comparative quarter. The resulting ratios are 61.1:1 for the first quarter of 2004 and 75.6: 1 for the first quarter of 2003. The Company produced
0.8 million ounces of silver in each of the first quarters of 2004 and 2003, respectively.

REALIZED REVENUE IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE. THIS MEASURE COMBINED WITH TOTAL CASH COSTS IS INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITY (REALIZED REVENUE PER OUNCE NET OF TOTAL CASH COSTS PER OUNCE) OF THE MINING OPERATIONS. THE COMPANY USES THIS INFORMATION FOR THE SAME PURPOSE AND FOR ASSESSING THE PERFORMANCE OF ITS MINING OPERATIONS. THE MEASURE OF AVERAGE REALIZED PRICE PER OUNCE OF GOLD SOLD HAS BEEN CALCULATED ON A CONSISTENT BASIS IN EACH PERIOD.
COSTS AND EXPENSES

The following tables compare consolidated production costs per equivalent ounce of attributable gold production for the first quarter of 2004 and 2003 and provide reconciliations of total cash costs as per the financial statements.

================================================================================
CONSOLIDATED PRODUCTION COSTS PER EQUIVALENT
OUNCE OF ATTRIBUTABLE GOLD PRODUCTION                   THREE MONTHS ENDED
                                                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004           2003
--------------------------------------------------------------------------------

Cash operating costs                                $      227     $      228
Royalties                                                   14              9
--------------------------------------------------------------------------------
Total cash costs                                    $      241     $      237
Accretion expense                                            6              4
Depreciation, depletion and amortization                    87             84
--------------------------------------------------------------------------------
Total production costs                              $      335     $      325
================================================================================

The following table reconciles the production costs per equivalent ounce of gold presented above to the operating costs presented in the consolidated financial statements.

================================================================================
RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT       THREE MONTHS ENDED
OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS          MARCH 31,
--------------------------------------------------------------------------------
                                                       2004           2003
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND
PER OUNCE AMOUNTS)
Operating costs per financial statements            $     94.5     $     87.5
Accretion expense                                         (2.2)          (2.1)
Change in bullion inventory                                5.7           (8.0)
Operating costs not related to gold production            (2.1)          (0.1)
================================================================================
Total cash costs for per ounce calculation purposes $     95.9     $     77.3
================================================================================
Gold equivalent production - ounces                    397,011        326,812
Total cash costs per equivalent ounce of gold       $      241     $      237
================================================================================

TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE INTENDS TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITIES OF THE COMPANY'S MINING OPERATIONS. THE COMPANY USES THIS INFORMATION FOR THE SAME PURPOSE AND FOR ASSESSING THE PERFORMANCE OF ITS MINING OPERATIONS. MINING OPERATIONS ARE CAPITAL INTENSIVE. THE MEASURE TOTAL CASH COSTS EXCLUDES CAPITAL EXPENDITURES BUT IS RECONCILED TO TOTAL OPERATING COSTS FOR EACH MINE. CAPITAL EXPENDITURES REQUIRE THE USE OF CASH IN THE CURRENT PERIOD, AND IN PRIOR PERIODS AND ARE DISCUSSED THROUGHOUT THE MD&A. AND INCLUDED IN THE SEGMENTED INFORMATION NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS.

OPERATIONS

Operations

Details of each individual mine operation, its performance and outlook are discussed in this section. First a summary:

                           PRODUCTION AND COST SUMMARY
================================================================================
                               GOLD EQUIVALENT PRODUCTION       TOTAL CASH COSTS
                                     (OUNCES)                      ($/OUNCE)
THREE MONTHS ENDED MARCH 31,     2004       2003                 2004      2003
--------------------------------------------------------------------------------
Mining Operations:
  Fort Knox                      75,980     91,214                290      260
  Round Mountain 1, 2            94,984     64,034                191      192
  Porcupine 3                    51,867     47,580                251      257
  Kubaka 4                       29,259     30,050                323      188
  Paracatu 1, 4                  24,340     16,958                201      166
  La Coipa 1, 2                  40,549     23,923                229      244
  Crixas 1, 2                    22,511     15,604                127      101
  Musselwhite 1, 5               17,549      9,475                294      319
  New Britannia 1, 2              6,707      7,460                422      272
  Lupin 1                         5,187     18,784                304      411
  Kettle River                   25,347          -                228        -
  Refugio 2                       2,731          -                211        -
  Denton-Rawhide 6                    -      1,730                  -      221
----------------------------------------------------           -----------------
                       Total    397,011    326,812    Average     241      237
====================================================           =================

1. Production and cost data for 2003 are for two months from January 31, 2003 to March 31, 2003.
2.   Production reflects the Company's 50% ownership interest.
3.   Production reflects the Company's 49% ownership interest.
4. Production reflects the Company's 54.7% ownership interest to February 28, 2003, and its 98.1% interest thereafter.
5.   Production reflects the Company's 32% ownership interest
6. Includes the Company's share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

MINE OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox. Gold equivalent production in the first quarter of 2004 was 75,980 ounces at a total cash cost per gold equivalent ounce of $290. Production levels for the first quarter 2004 was marginally ahead of plan and total cash costs per ounce were 6% below plan. This compares to first quarter 2003 gold equivalent production of 91,214 ounces at a total cash cost per gold equivalent ounce of $260.

Management has decided to suspend mining of the True North mine for several months this year and use the True North mining fleet to complete the next phase of the tailings dam lift at Fort Knox rather than rely on more expensive third party contractors. This will result in decreased production for the full year 2004 compared to 2003. The Company's plan for 2004 is for gold production of 340,000 ounces at total cash costs of $220 per ounce.

During the first half of the year the mill feed grades are low due to the mining sequence at Fort Knox and the deferral of True North Mining to the second half of 2004. Mill feed grades are expected to increase in the second half of the year due to improved grade at Fort Knox and the resumption of mining at True North. During the first half of 2004 gold production is expected to be approximately 145,000 ounces, increasing to approximately 195,000 ounces in the second half of the year. Cash costs usually decrease quarter over quarter as the waste mining efforts shift to the Fort Knox Mine expansion program. This expansion is of a capital nature and as a result major pit expansion will take place over the next several years, releasing approximately 1 million ounces of gold. Total cash cost per ounce for the first half of the year are expected to average approximately $280 per ounce, decreasing to approximately $176 per ounce for the second half of the year.

================================================================================
RECONCILIATION OF THE FORT KNOX TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO                         THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                          MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND
PER OUNCE AMOUNTS)
Operating costs included in financial statements    $     23.0     $     23.8
Accretion expense                                         (0.3)          (0.2)
Change in bullion inventory                               (0.6)           0.1
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $     22.1     $     23.7
================================================================================
Gold equivalent production - ounces                     75,980         91,214
Total cash costs per equivalent ounce of gold       $      290     $      260
================================================================================

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

During 2003, exploration was conducted within the Fort Knox pit, at the True North Mine, on the Gil project and at Ryan Lode. Results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is comprised of a three year, approximately $60.0 million capital expenditure program mostly in the form of stripping to liberate ore to prolong the economic life of the Fort Knox mine. The 2004 capital budget totals $39.0 million. In the first quarter of 2004 $7.2 million was spent - $4.7 million for mine development, $1.0 million on the tailings dam with the balance spent on new equipment or equipment rebuilds.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003. The Company's share of production for the first quarter of 2004 was 94,984 ounces at total cash costs per gold equivalent ounce of $191 compared to 64,034 ounces for the corresponding period in 2003 (two months only) at total cash costs per gold equivalent ounce of $192. Production levels exceeded plan by 9% while total cash costs per equivalent ounce were 13% below plan.

Due to the failure of an electrical transformer in the last half of 2003, the Company's focus was then on accelerating the placement of ore on the dedicated leach pads to offset crushing and milling limitations and to stockpile higher grade ore. Once the mine was back operating efficiently, the stockpiled ore was processed in the first quarter of 2004 at levels exceeding plan. Total cash costs per equivalent ounce of gold were below plan due principally to the higher than expected production.

Management's expectations for the full year are for the production of 367,000 ounces at total cash costs of $223 per ounce. This target is considered achievable.

================================================================================
RECONCILIATION OF THE ROUND MOUNTAIN TOTAL CASH
COSTS PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED      THREE MONTHS ENDED
FINANCIAL STATEMENTS                                         MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $     18.1     $     14.1
Accretion expense                                         (0.5)          (0.3)
Change in bullion inventory                                0.6           (1.5)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $     18.2     $     12.3
================================================================================
Gold equivalent production - ounces                     94,984         64,034
Total cash costs per equivalent ounce of gold       $      191     $      192
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES

Capital expenditures during the quarter were $1.8 million with total year planned expenditures of $8.1 million (the Company's share). Capital expenditures during the first quarter of 2004 were incurred primarily on leach pad expansions and capitalized exploration on the Gold Hill deposit.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. combining each company's gold mining operations in the Porcupine district of Timmins, Ontario. The Company's share of gold production in the first quarter of 2004 was 51,867 ounces at a total cash cost of $251 per equivalent ounce compared to 47,580 ounces for 2003 at total cash costs per gold equivalent ounce of $257. Production increases over last year were due principally to higher underground grades being processed. Total cash costs per ounce improved slightly as the impact of greater production output more than offset the approximately 15% appreciation of the Canadian dollar, compared to the United States dollar, during the quarter. Results to date are essentially on plan with the expectation of producing 200,000 ounces to the Company's account at total cash costs per equivalent ounce of $230 for the whole year 2004.

================================================================================
RECONCILIATION OF THE PORCUPINE TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO                         THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $     12.8     $     13.8
Accretion expense                                         (0.2)          (0.3)
Change in bullion inventory                                0.4           (1.2)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $     13.0     $     12.3
================================================================================
Gold equivalent production - ounces                     51,867         47,580
Total cash costs per equivalent ounce of gold       $      251     $      257
================================================================================

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES

The Company and its partner plan an aggressive spending program for 2004 centred around expanding reserves through the development of the Pamour project and the Hoyle Pond development. The Company's share of capital expenditures is estimated at $28.7 million for 2004. In the first quarter, the Company's share of capital expenditures was $2.3 million which is less than the $4.5 million planned as certain spending was deferred until later quarters in 2004.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

The Company completed its acquisition of a further 43.44% of the mining operation in 2003 to bring its ownership to 98.1%. The transaction closed on February 28, 2003 so the comparative results include the Company's 54.7% share for the first two months of 2003 and its 98.1 % ownership for the first quarter of 2004.

The Company's 98.1% share of gold equivalent production was 29,259 ounces for the first quarter of 2004 at total cash costs per equivalent ounce of $323 per ounce compared to 30,055 at $188 per ounce in 2003.

Mining activities at the Kubaka pit ceased in October 2002 and the processing of relatively lower grade stockpiles commenced along with additional exploration drilling to further define mineralization at the Birkachan and Tsokol deposits. Production in the first quarter of 2004 was 4% above plan while total cash costs per equivalent ounce of gold were as per the plan.

Pre-stripping of the Birkachan pit continued during the first quarter of 2004, and the first ore is expected to be mined in May 2004. This initially mined ore and future ore will be placed in a stockpile. The all season road connecting the Birkachan deposit to the Kubaka processing facility is expected to be completed by the third quarter of 2004. Transportation of ore from the Birkachan mine to the Kubaka mill is planned to begin in the fourth quarter of 2004. Current plans indicate that a 8 week shut-down of the Kubaka mill during the third quarter of 2004 will reduce the over-all operating cost profile and will improve the annual cash flow of the mine. This 8 week suspension will allow for more efficient operations of the mill in the fourth quarter of 2004, and will eliminate over-time related labour costs associated with vacations. Spending for the first half of 2004 is expected to be slightly greater than the second half of the year. The total cash cost per ounce for the first half of 2004 is expected to average approximately $308 per ounce, decreasing to approximately $225 per ounce in the second half of the year. With the addition of the high grade Birkachan ore, the mill feed grade will increase in the second half of the year, as a result the gold production increases. Gold production for the first half of 2004 is expected to be approximately 60,000 ounces of gold equivalent, increasing to approximately 73,000 ounces in the second half of the year.

================================================================================
RECONCILIATION OF THE KUBAKA TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO                             THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      8.0     $      5.7
Accretion expense                                         (0.1)          (0.1)
Change in bullion inventory                                1.5              -
Management fees                                            0.5            0.1
Operating costs not related to gold production            (0.5)             -
================================================================================
Total cash costs for per ounce calculation purposes $      9.4     $      5.7
================================================================================
Gold equivalent production - ounces                     29,259         30,050
Total cash costs per equivalent ounce of gold       $      323     $      188
================================================================================

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

The Company plans capital expenditures of $11.2 million in 2004 principally to develop the Birkachan test pit and commence underground exploration of the Tsokol vein. In the first quarter of 2004, the Company spent $4.5 million compared to plan of $5.7 million primarily related to the prestrip and construction at Birkachan and the tailings expansion program.

PARACATU (ALSO KNOWN AS BRASILIA - 49% OWNERSHIP, RIO TINTO 51%, OPERATOR) - BRAZIL

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 24,340 ounces at total cash costs per gold equivalent ounce of $201 compared to 16,958 ounces for the corresponding period in 2003 (two months only) at total cash costs per gold equivalent ounce of $166. Production was slightly below budget while total cash costs were slightly greater than budget. Plant throughput during the quarter was lower than budget due to harder ore being processed while recovery was negatively impacted by higher arsenic content in the ore. Notwithstanding these issues, management considers the 2004 plan of 95,000 ounces produced to the Company's account at total cash costs per equivalent ounce of $228 achievable.

================================================================================
RECONCILIATION OF THE PARACATU TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO                             THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      4.6     $      3.7
Accretion expense                                         (0.1)          (0.1)
Change in bullion inventory                                0.4           (0.8)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $      4.9     $      2.8
================================================================================
Gold equivalent production - ounces                     24,340         16,958
Total cash costs per equivalent ounce of gold       $      201     $      166
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COST ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

The Company plans capital expenditures of $13.1 million in 2004 (its share) centred on expansion of the mines' output. In the first quarter of 2004, $0.7 million was spent which was well below the budgeted amount of $5.6 million mainly due to the delay in completion of the SAG mill feasibility study ($2.7 million), which is now forecasted to be completed in the second quarter of 2004.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 40,549 ounces at total cash costs per gold equivalent ounce of $229 compared to 23,923 ounces for the corresponding period in 2003 (two months only) at total cash costs per gold equivalent ounce of $244. Production levels were 18% ahead of plan for the quarter while total cash costs per gold equivalent ounce were 5% below plan. Gold production was higher than plan due mainly to changes in the mine plan, notably a change in sequencing of ore from Phase Three at Coipa Norte rather than Phase Five. Gold production was also positively impacted by the lower gold to silver ratio (61.1: 1 for the first quarter of 2004 compared to 74.8: 1 for all of 2003). Total cash costs per equivalent ounce were lower than plan due to the higher production levels. Management expects total cash costs to increase throughout the year with the mining of more in-pit waste rock than in 2003. However, the full year 2004 production budget of 145,000 gold equivalent ounces at total cash costs per equivalent ounce of $288 is attainable.

================================================================================
RECONCILIATION OF THE LA COIPA TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED                THREE MONTHS ENDED
FINANCIAL STATEMENTS                                         MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      8.4     $      8.4
Accretion expense                                         (0.1)          (0.1)
Change in bullion inventory                                1.0           (2.4)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $      9.3     $      5.9
================================================================================
Gold equivalent production - ounces                     40,549         23,923
Total cash costs per equivalent ounce of gold       $      229     $      244
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

During the first quarter of 2004, the Company's share of capital expenditures was $0.3 million with nominal spending required for the balance of the year 2004.

CRIXAS (50% OWNERSHIP, ANGLO GOLD 50%, OPERATOR) - BRAZIL

The Company acquired its ownership interest in the Crixas underground mine, located in the state of Goias, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 22,511 ounces at total cash costs per gold equivalent ounce of $127 compared to 15,604 ounces for the corresponding period last year (two months only) at total cash costs per equivalent ounce of $101. The increase in total cash costs in 2004 was due to the fact that the mine is deeper which translates into higher cash costs as well as the impact from the strengthening of the Brazilian real in relation to the U.S. dollar. Production was 4% ahead of plan while total cash costs per ounce were on plan. Recoveries and plant throughput were greater than plan resulting in higher gold production; however, improvements in total cash costs per ounce resulting from the higher production were offset by the appreciation of the Brazilian real. Management considers the 2004 target of producing 94,000 ounces to the Company's account at total cash costs of $129 per ounce achievable.

================================================================================
RECONCILIATION OF THE CRIXAS TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO                             THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      3.0     $      2.5
Accretion expense                                            -              -
Change in bullion inventory                               (0.1)          (0.9)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $      2.9     $      1.6
================================================================================
Gold equivalent production - ounces                     22,511         15,604
Total cash costs per equivalent ounce of gold       $      127     $      101
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

The Company's share of capital expenditures in the first quarter of 2004 was $0.7 million spent mostly on ore development and equipment replacement. Total capital expenditures for the full year 2004 are budgeted at $3.3 million (the Company's share).

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA

The Company acquired its ownership interest in the Musselwhite under ground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 17,549 ounces at total cash costs per gold equivalent ounce of $294 compared to 9,475 ounces for the corresponding period last year (two months only) at total cash costs per equivalent ounce of $319. Increased mill throughput in the quarter more than offset the lower grades and recoveries. Total cash costs decreased in the quarter from last year as the higher production more than offset the appreciation of the Canadian dollar. Production was slightly below plan while total cash costs were 7% higher than plan due principally to the Canadian dollar appreciation. Management considers the full year 2004 budget of producing 75,000 ounces to the Company's account at total cash costs of $251 achievable. The Joint Venture management considers the full year 2004 budget of producing 75,000 ounces to the Company's account at total cash costs of $251 achievable. Higher grade ore is expected beginning the second quarter of 2004 and will continue into the fourth quarter of 2004, which will help reduce the total cash costs per equivalent ounce of gold.

================================================================================
RECONCILIATION OF THE MUSSELWHITE TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO                         THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      5.6     $      2.8
Accretion expense                                            -           (0.1)
Change in bullion inventory                               (0.4)          (0.3)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $      5.2     $      3.0
================================================================================
Gold equivalent production - ounces                     17,549          9,475
Total cash costs per equivalent ounce of gold       $      294     $      319
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

During the first quarter of 2004, the Company's share of capital expenditures was $0.4 million with full year 2004 capital expenditures expected to be $3.7 million (the Company's share).

NEW BRITANNIA (50% OWNERSHIP AND OPERATOR) - CANADA

The Company operates and owns a 50% interest in The New Britannia mine, located in northern Manitoba, Canada, acquired in the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the first quarter of 2004 was 6,707 ounces at total cash costs of $422 per ounce compared to 7,460 ounces (two months only) at total cash costs per gold equivalent ounce of $272 for the corresponding period last year.

The ore grade at the mine continues to adversely affect the sites ability to operate economically. Various options for the site are being reviewed with the preferred operating strategy being to stop underground development and mine the developed ore over the next four months after which the mine will shut down and enter reclamation and closure. As a result Management has revised downward its 2004 production levels to 16,500 ounces from the planned 34,000 ounces. It is expected, however, that the mine will generate positive cash flow until closure.

The New Britannia mine team has done an outstanding job of operating the mine over the last 10 years. The mine produced approximately 100,000 ounces gold above original expectations. The New Britannia Mine earned the prestigious John
T. Ryan Safety award, given to the safest underground mine in Canada. The Team earned this award not once but five times over the course of ten years, the Regional Trophy three times for the Prairies and Northwest Territories Region and the Canada Trophy two times, the latest award was earned in 2003.

================================================================================
RECONCILIATION OF THE NEW BRITANNIA TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD                            THREE MONTHS ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                         MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      3.2     $      2.2
Accretion expense                                            -           (0.1)
Change in bullion inventory                               (0.4)          (0.1)
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $      2.8     $      2.0
================================================================================
Gold equivalent production - ounces                      6,707          7,460
Total cash costs per equivalent ounce of gold       $      422     $      272
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES

There are no capital expenditures planned for 2004.

LUPIN (100% OWNERSHIP AND OPERATOR) - CANADA

The Company operates the Lupin underground mine, located in the Nunavut Territory, Canada, acquired in the combination with Echo Bay on January 31, 2003. In August 2003, the Company announced the immediate suspension of operations at Lupin due to the poor economic performance of the operation over a protracted period of time. The plant and equipment was placed on care and maintenance pending a review of alternatives for the mine. This review concluded that the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore is appropriate. Accordingly, the mine recommenced production on March 3, 2004 and produced 5,187 gold equivalent ounces at total cash costs per gold equivalent ounce of $304. Management expects that the mine will meet its target for 2004 of producing 79,000 gold equivalent ounces at total cash costs per equivalent ounce of $319.

================================================================================
RECONCILIATION OF THE LUPIN TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO                             THREE MONTHS ENDED
CONSOLIDATED FINANCIAL STATEMENTS                            MARCH 31,
--------------------------------------------------------------------------------
                                                       2004            2003 1
--------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER
OUNCE AMOUNTS)
Operating costs included in financial statements    $      1.3     $      9.2
Accretion expense                                         (0.3)          (0.3)
Change in bullion inventory                                1.6           (1.2)
Operating costs not related to gold production            (1.0)             -
--------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes $      1.6     $      7.7
================================================================================
Gold equivalent production - ounces                      5,187         18,784
Total cash costs per equivalent ounce of gold       $      304     $      411
================================================================================

1.   Includes only the months of February and March 2003.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

A total of $2.6 million was spent to restart the operation and to buy additional equipment needed to meet the revised operating plan. There are no further capital spending requirements in 2004.

KETTLE RIVER (100% OWNERSHIP AND OPERATOR) - U.S.A.

Kettle River, located in the state of Washington, U.S.A., recommenced operations in late December 2003. During the first quarter of 2004, the mine produced 25,347 gold equivalent ounces at total cash costs of $228 per gold equivalent ounce.

Production for the first quarter was essentially to plan despite more challenging ground conditions than expected. Ground support activities are now almost complete. Mill throughput was ahead of plan by 9% reflecting an efficient operation that is essential for the processing of ore from the to be acquired Buckhorn Mountain mine upon the close of the Crown Resources transaction.

Management is confident that the 2004 budget of 100,000 produced at total cash costs per gold equivalent ounce of $208 will be met. In order to meet the objectives, only $1.5 million in capital spending is required mostly for the refurbishment of equipment.

REFUGIO (50% OWNERSHIP AND OPERATOR) - CHILE

The Company and joint venture partner Bema Gold Corporation announced in 2003 plans to recommence production at the Refugio mine in late 2004. Capital expenditures associated with the recommencement of operations are expected to be approximately $53 million. During the first quarter of 2004, activities were focused on engineering, procurement and design of the expanded processing plant. Once complete in the fourth quarter of 2004 the Refugio mine will be capable of producing approximately 115,000 to 130,000 ounces of gold equivalent per annum to the Company's share at total cash costs per ounce produced of approximately $225.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative costs include the costs incurred at two corporate offices located in Toronto and Reno. There are two leases associated with the Toronto office, which expire in 2005 and in 2007 while the Reno office lease expires in 2006. General and administrative expenses totaled $6.9 million in the first quarter of 2004 compared to $5.8 million in 2003.

The 2004 first quarter general and administrative expenses are higher than the 2003 comparative expenses as the Company adopted CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments". During the first quarter ended March 31, 2004, the Company recorded compensatory expense of $0.5 million relating to stock options and restricted stock units previously granted over the respective vesting periods. All stock options granted since January 1, 2002 until December 31, 2003 have been recorded as a charge to opening retained earnings upon adoption and prior period results have not been restated. As a result of the adoption of CICA Handbook section 3870, the Company has increased its planned general and administrative spending in 2004 to $23.0 million.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenses incurred during the first quarter of 2004 was $3.5 million, compared with $6.2 million in 2003. Planned exploration and business development expenditures for the first quarter of 2004 was $6.0 million. Exploration and business development activities were lower than planned as certain projects that were planned to begin in the first quarter were delayed until the second quarter. These costs pertaining to these activities will increase during the remaining quarters to compensate for the lower than planned first quarter spending.

The Company plans to spend a minimum of $20.0 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $32.4 million during the first quarter 2004 compared to $28.2 million in 2003. Depreciation, depletion and amortization increased in 2004 when compared to 2003 since the results of operations for the first quarter of 2003 included only two months of the depreciation, depletion and amortization for the assets acquired from TVX and Echo Bay. Depreciation, depletion and amortization have increased per equivalent ounce of gold to $87 in 2004 from $84 in 2003. The 2004 increase per equivalent ounce of gold was largely due to the impact of the combination with TVX and Echo Bay. It is expected that depreciation, depletion and amortization expenses will be $147.7 million for 2004 but is expected to decline marginally per gold equivalent ounce as production levels are expected to increase in 2004 compared to 2003.

INTEREST EXPENSE

Interest expense totaled $0.7 million during the first quarter of 2004, compared to $1.1 million in 2003. Interest expense in 2004 is comprised of $0.1 million relating to interest on the Kubaka project loans, $0.3 million of interest on the Industrial Revenue Bonds and the Fort Knox capital leases and $0.3 million on other items. Interest expense is expected to remain low for the remainder of 2004, as the Company has repaid the Industrial Revenue Bonds and the only plan to increase current debt levels is through the addition of $16.0 million of capital leases for the Refugio mining fleet.

FOREIGN EXCHANGE (GAIN) LOSS

During the first quarter of 2004 the Company recorded a net loss on foreign currency translation and transactions of $2.4 million compared to net losses in 2003 of $0.7 million.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of changes in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed in the "Risk Analysis" section of the MD & A for the year ended December 31, 2003.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The 2004 first quarter liability arose from income taxes in Russia, Brazil, Chile (La Coipa mine) and federal large corporations tax and provincial mining taxes in Canada. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

BALANCE SHEET

Key items and statistics are highlighted below (in millions of U.S. dollars).

================================================================================
                                       AS AT:        MARCH 31      DECEMBER 31
                                                       2004           2003
--------------------------------------------------------------------------------
Unrestricted cash & equivalents                     $    217.6     $    245.8
Current assets                                           381.8          402.3
Total assets                                           2,116.2        2,145.1
Current Liabilities                                      111.3          150.0
Total Debt 1                                              20.6           45.7
Total Liabilities 2                                      296.5          340.5
Shareholders' Equity                                $  1,819.7     $  1,804.6
--------------------------------------------------------------------------------
STATISTICS
   Working Capital                                  $    270.5     $    252.3
   Working Capital Ratio 3                                3.43x          2.68x
================================================================================

1. Includes long-term debt plus the current portion thereof and preferred shares.
2.   Includes preferred shares and non-controlling interest.
3.   Current assets divided by current liabilities.

During 2003, the Company completed a number of material transactions that significantly improved its balance sheet. These events are fully described in the year ended December 31, 2003 MD & A. During the first quarter of 2004, unrestricted cash and equivalents decreased by $28.2 million. The changes in cash are fully described in the liquidity section that follows. The balance sheet has improved over the quarter as working capital increased, while debt and other obligations decreased.

LIQUIDITY AND CAPITAL RESOURCES

The Company is highly liquid. During the first quarter of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The Company is essentially debt free.

Cash flow provided from operating activities for the quarter was $17.9 million in 2004 compared to $16.2 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales offset by an increase in working capital requirements. Two significant factors in the use of cash were: $12.9 million related to winter road resupply purchases at Kubaka and Lupin; and $13.6 million of reduction in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas.

CAPITAL ADDITIONS

The Company plans to spend $165.0 million on additions to property, plant and equipment as fully described in the December 31, 2003 MD & A. This is a significant increase over the $73.4 million spent in 2003. Managements believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations.

In the first quarter of 2004, $22.4 million was spent on additions to property, plant and equipment. In the section, "Mining Operations", the expenditures per mine are detailed.

LIQUIDITY OUTLOOK

In the Company's 2003 year-end MD & A the following details were provided of the major uses of cash for 2004 outside of operating activities. These were:

================================================================================
                                                    FULL YEAR    FIRST QUARTER
                                                       2004      2004 - SPENT
--------------------------------------------------------------------------------
Site Restoration                                    $     19.2     $      1.7
Exploration                                               20.0            2.7
Property, plant and equipment additions                  165.0           22.4
--------------------------------------------------------------------------------
                                                    $    204.2     $     26.8
================================================================================

At the end of the first quarter, the Company continues to plan for the above expenditures for the full year. It is expected that all of the $204.2 million will be paid for from cash flow provided from operating activities.

COMMITMENTS

As at March 31, 2004, the Company does not have any material monetary commitments other than the planned spending described above and its obligations under its hedge program as discussed later in this MD & A.

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams per tonnes containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an under ground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company is approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders. The transaction is anticipated to close in the third quarter of 2004.

HEDGING ACTIVITIES

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2004 are as follows:

================================================================================
YEAR   OUNCES HEDGED   AVERAGE PRICE   CALL OPTIONS SOLD  AVERAGE STRIKE PRICE
--------------------------------------------------------------------------------

2004      107,500         $ 280              50,000               $ 340
2005       37,500         $ 296                   -                   -
--------------------------------------------------------------------------------
Total     145,000         $ 284              50,000               $ 340
================================================================================

The fair value of the call options sold is recorded in the consolidated financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at March 31, 2004 was $(20.5) million based on a gold price of $424 per ounce. In the first quarter of 2004, the Company delivered 30,000 ounces into contracts outstanding at December 31, 2003 leaving 145,000 ounces hedged at March 31, 2004. Subsequent to the end of the quarter, the Company delivered a further 20,000 ounces and financially closed out another 90,000 ounces at a cost of $9.7 million. This loss will be recognized in accordance with the original maturity dates of the contracts, which range from the third quarter of 2004 to the second quarter of 2005. The remaining 35,000 ounces hedged will be delivered in the second quarter of this year. If the market price of gold is $400 per ounce on the dates the ounces are delivered into the remaining forward sales contracts, the Company would be paid $3.9 million less than if it were unhedged. In addition, at March 31, 2004, the Company has 50,000 ounces of written call options outstanding. If the market price of gold is above $340 per ounce upon expiry in June 2004, the Company will be committed to sell 50,000 ounces at $340 per ounce. If the market price of gold is $400 per ounce, the Company would be paid $3.0 million less than if the calls did not exist. The Company does not include these financial instruments in testing for impairment of operating mines, mineral rights and development properties.

CRITICAL ACCOUNTING POLICIES

In the annual MD & A for the year 2003, there is a full discussion and description of the critical accounting policies appropriate to the Company. The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These are fully described in the 2003 annual MD & A.

During the first quarter of 2004, the Company adopted two accounting changes:

     1.   Stock - based compensation
     2.   Asset retirement obligations

The description and impact of these two changes are described in Note 2 of the accompanying consolidated financial statements for the period ended March 31, 2004, which are included in the Quarterly Report. Neither of these accounting changes had a material impact on the Company's first quarter of 2004 results.

OUTLOOK

In the year end MD & A we discussed the Company's three-pronged strategy:

     1. Continue to look for opportunities to enhance the performance of existing assets.
     2.   Create value by investing in quality projects.
     3.   Increase value through accretive acquisitions.

During the first quarter of 2004, we were able to exceed budget for production and importantly exceed our expectations with respect to our mine operating costs. This is a result of our continuous improvement program. The first quarter generally is our weakest and we expect production throughput to increase each quarter in 2004. This is expected to bring us to our target of 1.70 to 1.75 million ounces of gold equivalent production for 2004. As production volumes increase our total cash costs per gold equivalent ounce will decrease. We consider, therefore, our target costs of $225 to $235 per ounce of gold for the whole year achievable. Our investments in exploration at our existing operations continues to yield promising results.

In 2003, we announced plans to expand and recommission the Refugio mine and restart the Kettle River operation. The Refugio mine is scheduled to achieve production during the fourth quarter of 2004, while the Kettle River operation reopened in January 2004 and, after some initial start-up issues, is now working efficiently. We continue to plan to spend $165.0 million in capital improvements in 2004 in pursuit of meeting objective number two above.

We continue to look at opportunities to build our Company through accretive acquisitions. It is very important that we remain patient in this endeavour since currently assets are being exchanged at higher than value prices. Opportunities will continue to arise and be evaluated appropriately.

--------------------------------------------------------------------------------
For additional information, e-mail info@kinross.com or contact:

ROBERT M. BUCHAN           BRIAN W. PENNY                 CHRISTOPHER T. HILL
PRESIDENT AND              VICE PRESIDENT FINANCE         VICE PRESIDENT
CHIEF EXECUTIVE OFFICER    AND CHIEF FINANCIAL OFFICER    INVESTOR RELATIONS
Tel. (416) 365-5650        Tel. (416) 365-5662            Tel.  (416) 365-7254

GOLD EQUIVALENT PRODUCTION - OUNCES

                                                    THREE MONTHS ENDED
                                                         MARCH 31
                                               ---------------------------
                                                   2004           2003
                                               ------------   ------------
MINING OPERATIONS:
    Fort Knox                                       75,980         91,214
    Round Mountain (1) (3)                          94,984         64,034
    Porcupine Joint Venture                         51,867         47,580
    Kubaka (2)                                      29,259         30,050
    Brasilia (1) (4)                                24,340         16,958
    La Coipa (1) (3)                                40,549         23,923
    Crixas (1) (3)                                  22,511         15,604
    Musselwhite (1) (5)                             17,549          9,475
    New Britannia (1) (3)                            6,707          7,460
    Kettle River                                    25,347              -
    Lupin (1)                                        5,187         18,784
    Refugio (3)                                      2,731              -
    Denton-Rawhide (6)                                   -          1,730
                                               ------------   ------------

Total gold equivalent ounces                       397,011        326,812
                                               ============   ============

CONSOLIDATED PRODUCTION COSTS
($ per ounce of gold equivalent)
  Cash operating costs                          $      227     $      228
  Royalties                                             14              9
                                               ------------   ------------
  Total cash costs                                     241            237
  Accretion expense                                      6              4
  Depreciation and amortization                         87             84
                                               ------------   ------------
  Total production costs                        $      334     $      325
                                               ============   ============


(1)     2003 production data is for two months from February to March.
(2) Represents the Company's 54.7% ownership interest to February 28, 2003, 100% thereafter.
(3)     Represents the Company's 50% ownership interest.
(4)     Represents the Company's 49% ownership interest.
(5)     Represents the Company's 32% ownership interest.
(6) Includes proportionate share of Denton-Rawhide production attributable to the Pacific Rim (formerly Dayton) ownership interest.

CASH OPERATING COSTS
($ per ounce of gold equivalent)


                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------

MINING OPERATIONS:
    Fort Knox                                   $        290    $        258
    Round Mountain (1)                                   149             166
    Porcupine Joint Venture                              251             257
    Kubaka                                               296             167
    Brasilia (1)                                         196             161
    La Coipa (1)                                         229             244
    Crixas (1)                                           123              94
    Musselwhite (1)                                      294             319
    New Britannia (1)                                    422             272
    Kettle River                                         207               -
    Lupin (1)                                            304               -
    Refugio                                              195               -
    Denton-Rawhide                                         -             218
                                                ------------    ------------

                                                $        227    $        228
                                                ============    ============

TOTAL CASH COSTS
($ per ounce of gold equivalent)
  MINING OPERATIONS:
    Fort Knox                                   $        290    $        260
    Round Mountain (1)                                   191             192
    Porcupine Joint Venture                              251             257
    Kubaka                                               323             188
    Brasilia (1)                                         201             166
    La Coipa (1)                                         229             244
    Crixas (1)                                           127             101
    Musselwhite (1)                                      294             319
    New Britannia (1)                                    422             272
    Kettle River                                         228               -
    Lupin (1)                                            304             411
    Refugio                                              211               -
    Denton-Rawhide                                         -             221
                                                ------------    ------------

                                                $        241    $        237
                                                ============    ============

(1)  2003 cost data is for two months from February to March.

KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY


                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------

FORT KNOX
  Tonnes milled/crushed (000's) (1)                  3,216.2         3,069.4
  Grade (grams per tonne)                               0.91            1.11
  Recovery                                               81%             83%
  Gold equivalent production to dore (2)              75,980          91,214
  Per ounce:
    Total cash costs                            $        290    $        260
    Depreciation, depletion and amortization              82             105
    Accretion expense                                      4               4
                                                ------------    ------------
    Total production costs                      $        376    $        369
                                                ============    ============

ROUND MOUNTAIN (4) (7)
  Tonnes milled/crushed (000's) (1)                 17,434.0         9,080.6
  Grade (grams per tonne)                               0.53            0.65
  Recovery                                               66%             66%
  Gold equivalent production to dore (2)              94,984          64,034
  Per ounce:
    Total cash costs                            $        191    $        192
    Depreciation, depletion and amortization              91              96
    Accretion expense                                      5               5
                                                ------------    ------------
    Total production costs                      $        287    $        293
                                                ============    ============

PORCUPINE JOINT VENTURE (5)
  Tonnes milled/crushed (000's) (1)                    983.6           986.7
  Grade (grams per tonne)                               3.65            3.34
  Recovery                                               92%             92%
  Gold equivalent production to dore (2)              51,867          47,580
  Per ounce:
    Total cash costs                            $        251    $        257
    Depreciation, depletion and amortization             102              84
    Accretion expense                                      4               2
                                                ------------    ------------
    Total production costs                      $        357    $        343
                                                ============    ============

KUBAKA (3)
  Tonnes milled/crushed (000's) (1)                    218.0           220.0
  Grade (grams per tonne)                               4.30            6.23
  Recovery                                               97%             97%
  Gold equivalent production to dore (2)              29,259          30,050
  Per ounce:
    Total cash costs                            $        323    $        188
    Depreciation, depletion and amortization              60              98
    Accretion expense                                     10               3
                                                ------------    ------------
    Total production costs                      $        393    $        289
                                                ============    ============

                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------

PARACATU (5) (7)
  Tonnes milled/crushed (000's) (1)                  4,498.6         3,101.5
  Grade (grams per tonne)                               0.45            0.46
  Recovery                                               76%             77%
  Gold equivalent production to dore (2)              24,340          16,958
  Per ounce:
    Total cash costs                            $        201    $        166
    Depreciation, depletion and amortization              62              59
    Accretion expense                                      4               6
                                                ------------    ------------
    Total production costs                      $        267    $        231
                                                ============    ============

LA COIPA (4) (7)
  Tonnes milled/crushed (000's) (1)                  1,593.0         1,039.0
  Grade (grams per tonne)                               1.38            1.09
  Recovery                                               82%             87%
  Gold equivalent production to dore (2)              40,549          23,923
  Per ounce:
    Total cash costs                            $        229    $        244
    Depreciation, depletion and amortization              62              46
    Accretion expense                                      2               2
                                                ------------    ------------
    Total production costs                      $        293    $        292
                                                ============    ============

CRIXAS (4) (7)
  Tonnes milled/crushed (000's) (1)                    183.0           123.0
  Grade (grams per tonne)                               7.90            8.25
  Recovery                                               96%             96%
  Gold equivalent production to dore (2)              22,511          15,604
  Per ounce:
    Total cash costs                            $        127    $        101
    Depreciation, depletion and amortization              98             115
    Accretion expense                                      -               1
                                                ------------    ------------
    Total production costs                      $        225    $        217
                                                ============    ============

MUSSELWHITE (6) (7)
  Tonnes milled/crushed (000's) (1)                    364.0           191.7
  Grade (grams per tonne)                               4.96            5.05
  Recovery                                               95%             95%
  Gold equivalent production to dore (2)              17,549           9,475
  Per ounce:
    Total cash costs                            $        294    $        319
    Depreciation, depletion and amortization             103             106
    Accretion expense                                      -               2
                                                ------------    ------------
    Total production costs                      $        397    $        427
                                                ============    ============

                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------

NEW BRITANNIA (4) (7)
  Tonnes milled/crushed (000's) (1)                    135.0           102.8
  Grade (grams per tonne)                               3.36            4.80
  Recovery                                               92%             95%
  Gold equivalent production to dore (2)               6,707           7,460
  Per ounce:
    Total cash costs                            $        422    $        272
    Depreciation, depletion and amortization               -              54
    Accretion expense                                      -               1
                                                ------------    ------------
    Total production costs                      $        422    $        327
                                                ============    ============

KETTLE RIVER
  Tonnes milled/crushed (000's) (1)                    106.7               -
  Grade (grams per tonne)                               8.24               -
  Recovery                                               90%               -
  Gold equivalent production to dore (2)              25,347               -
  Per ounce:
    Total cash costs                            $        228    $          -
    Depreciation, depletion and amortization               -               -
    Accretion expense                                      -               -
                                                ------------    ------------
    Total production costs                      $        228    $          -
                                                ============    ============

LUPIN (7)
  Tonnes milled/crushed (000's) (1)                     26.0            94.5
  Grade (grams per tonne)                               6.69            6.06
  Recovery                                               93%             93%
  Gold equivalent production to dore (2)               5,187          18,784
  Per ounce:
    Total cash costs                            $        304    $        411
    Depreciation, depletion and amortization               -              48
    Accretion expense                                      -               8
                                                ------------    ------------
    Total production costs                      $        304    $        467
                                                ============    ============


(1)  Tonnes milled/crushed represents 100% of mine production
(2)  Gold equivalent to dore represents the Company's share
(3)  54.7% ownership interest to February 28, 2003, 100% thereafter
(4)  50% ownership interest
(5)  49% ownership interest
(6)  32% ownership interest
(7)  2003 production and cost data is for two months from February to March.

KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)

                                                       AS AT          AS AT
                                                      MARCH 31     DECEMBER 31
                                                        2004          2003
                                                     ----------   -------------
                                                                   Restated (a)

ASSETS
  Current assets
    Cash and cash equivalents                        $    217.6   $       245.8
    Restricted cash                                         1.4             5.1
    Accounts receivable and other assets                   30.4            42.2
    Inventories (Note 4)                                  132.4           109.2
                                                     ----------   -------------
                                                          381.8           402.3
  Property, plant and equipment                           520.7           525.2
  Mineral interests                                       253.4           260.1
  Goodwill                                                918.0           918.0
  Long - term investments (Note 5)                         16.5             2.1
  Future income and mining taxes                            1.3             1.5
  Deferred charges and other long - term assets            24.5            35.9
                                                     ----------   -------------

                                                     $  2,116.2   $     2,145.1
                                                     ==========   =============
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities         $     84.8   $       101.4
    Current portion of long - term debt                     4.4            29.4
    Current portion of site restoration cost
      obligations (Note 2 (b))                             22.1            19.2
                                                     ----------   -------------
                                                          111.3           150.0

  Long - term debt                                          0.4             0.7
  Site restoration cost obligations (Note 2 (b))          107.4           111.0
  Future income and mining taxes                           54.5            55.6
  Deferred revenue                                          1.7             2.2
  Other long - term liabilities                             4.7             4.7
  Redeemable retractable preferred shares                   2.9             3.0
                                                     ----------   -------------
                                                          282.9           327.2
                                                     ----------   -------------

NON - CONTROLLING INTEREST                                  0.7             0.7
                                                     ----------   -------------

CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
  COMPANY                                                  12.9            12.6
                                                     ----------   -------------

COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase
    warrants                                            1,784.0         1,783.5
  Contributed surplus                                      32.9            30.0
  Retained earnings                                         4.8            (6.9)
  Cumulative translation adjustments                       (2.0)           (2.0)
                                                     ----------   -------------
                                                        1,819.7         1,804.6
                                                     ----------   -------------

                                                     $  2,116.2   $     2,145.1
                                                     ==========   =============


(a)  See Note 2 (b)

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars except per share amounts) (unaudited)


                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------
                                                                Restated (a)

REVENUE AND OTHER INCOME
  Mining revenue                                $      155.6    $      117.0
  Interest and other income                              1.8             1.0
  Mark-to-market (loss) gain on call options            (0.8)            2.1
                                                ------------    ------------
                                                       156.6           120.1
                                                ------------    ------------
EXPENSES
  Operating (exclusive of depreciation,
    depletion, and amortization shown
    separately below)                                   94.5            87.5
  General and administrative                             6.9             5.8
  Exploration and business development                   3.5             6.2
  Depreciation, depletion and amortization              32.4            28.2
  Gain on disposal of assets                            (0.4)           (0.1)
  Foreign exchange loss                                  2.4             0.7
  Interest expense on long - term liabilities            0.7             1.1
                                                ------------    ------------
                                                       140.0           129.4
                                                ------------    ------------

EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS            16.6            (9.3)

  Provision for income and mining taxes                 (3.2)           (2.5)
                                                ------------    ------------

EARNINGS (LOSS) FOR THE PERIOD BEFORE DIVIDENDS
  ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
  COMPANY                                               13.4           (11.8)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
  SUBSIDIARY COMPANY                                    (0.2)           (0.2)
                                                ------------    ------------

NET EARNINGS (LOSS) FOR THE PERIOD              $       13.2    $      (12.0)
                                                ============    ============
ATTRIBUTABLE TO COMMON SHAREHOLDERS:

NET EARNINGS (LOSS) FOR THE PERIOD              $       13.2    $      (12.0)

Increase in equity component of convertible
  debentures                                               -            (2.1)
                                                ------------    ------------

NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON
  SHARES                                        $       13.2    $      (14.1)
                                                ============    ============

EARNINGS (LOSS) PER SHARE
  Basic (Note 7)                                $       0.04    $      (0.06)
  Diluted (Note 7)                              $       0.04    $          -

WEIGHTED AVERAGE NUMBER COMMON SHARES
 OUTSTANDING
  Basic (Note 7)                                       345.7           253.1
  Diluted (Note 7)                                     345.9               -

TOTAL OUTSTANDING AND ISSUED COMMON SHARES
  AT MARCH 31                                          345.9           314.7


(a)  See Note 2 (b)

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars) (unaudited)

                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------
                                                                Restated (a)


NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING:
Earnings (loss) for the period before
  dividends on convertible preferred shares
  of subsidiary company                         $       13.4    $     (11.8)
Items not affecting cash:
  Depreciation, depletion and amortization              32.4           28.2
  Future income and mining taxes                        (0.9)           0.1
  Accretion expense                                      2.2            2.1
  Changes in non - cash working capital items
    Accounts receivable and other assets                11.6            6.2
    Inventories                                        (22.0)          (5.4)
    Accounts payable and accrued liabilities           (16.6)          (1.6)
Site restoration cash expenditures                      (1.7)          (2.1)
Other                                                   (0.5)           0.5
                                                ------------    ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES            17.9           16.2
                                                ------------    ------------

FINANCING:
  Issuance of common shares                              1.4            1.8
  Reduction of debt component of convertible
    debentures                                             -           (1.4)
  Repayment of debt                                    (25.3)          (1.0)
                                                ------------    ------------
CASH FLOW USED IN FINANCING ACTIVITIES                 (23.9)          (0.6)
                                                ------------    ------------

INVESTING:
  Additions to property, plant and equipment           (22.4)         (12.8)
  Business acquisitions, net of cash acquired              -          (81.4)
  Long-term investments and other assets                (3.7)          (3.7)
  Proceeds from the sale of property, plant
    and equipment                                        0.5              -
  Decrease (increase) in restricted cash                 3.7           31.8
                                                ------------    ------------
CASH FLOW USED IN INVESTING ACTIVITIES                 (21.9)         (66.1)
                                                ------------    ------------

Effect of exchange rate changes on cash                 (0.3)           2.3
                                                ------------    ------------

DECREASE IN CASH AND CASH EQUIVALENTS                  (28.2)         (48.2)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD         245.8          170.6
                                                ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD        $      217.6    $     122.4
                                                ============    ============


(a)  See Note 2 (b)


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars) (unaudited)

                                                     COMMON                                   RETAINED     CUMULATIVE
                                                      SHARE     CONTRIBUTED    CONVERTIBLE    EARNINGS     TRANSLATION
                                                     CAPITAL      SURPLUS       DEBENTURES    (DEFICIT)    ADJUSTMENTS      TOTAL
                                                   -----------  -----------   -------------  -----------  -------------  -----------
                                                                                             Restated (a)
BALANCE, DECEMBER 31, 2002 (RESTATED)              $   1,058.5  $      12.9   $       132.3  $   (773.1)  $      (23.4)  $    407.2

Reduction of stated capital                             (761.4)           -               -       761.4              -            -

Issuance of common shares                              1,301.0            -               -           -              -      1,301.0

Increase in equity component of
convertible debentures                                       -            -             2.2        (2.1)             -          0.1

Net loss for the period                                      -            -               -       (12.0)             -        (12.0)

Cumulative translation adjustments                           -            -               -           -            9.4          9.4
                                                   -----------  -----------   -------------  -----------  -------------  -----------

BALANCE, MARCH 31, 2003                            $   1,598.1  $      12.9   $       134.5  $    (25.8)  $      (14.0)  $  1,705.7
                                                   ===========  ===========   =============  ===========  =============  ===========



BALANCE, DECEMBER 31, 2003 (RESTATED)              $   1,783.5  $      30.0   $           -  $     (6.9)  $      (2.0)   $  1,804.6

Cumulative effect of recording the fair value
of stock options as compensation expense                     -          1.5               -        (1.5)            -             -
                                                   -----------  -----------   -------------  -----------  -------------  -----------

BALANCE, JANUARY 1, 2004                               1,783.5         31.5               -        (8.4)         (2.0)      1,804.6

Issuance of common shares                                  1.4            -               -           -             -           1.4

Stock - based compensation expense          (b)              -          0.5               -           -             -           0.5

Net earnings for the period                                  -            -               -        13.2             -          13.2

Transfer of fair value of expired
options                                                   (0.9)         0.9               -           -             -             -
                                                   -----------  -----------   -------------  -----------  -------------  -----------

BALANCE, MARCH 31, 2004                            $   1,784.0  $      32.9   $           -   $     4.8  $       (2.0)  $   1,819.7
                                                   ===========  ===========   =============  ===========  =============  ===========


(a)  See Note 2 (b)
(b)  Includes stock option and restricted stock unit expense.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE STATED)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2003, except for those indicated below.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's annual report for the year ended December 31, 2003 filed with all the Canadian securities regulatory agencies on April 16, 2004.

     RECENT ACCOUNTING PRONOUNCEMENT

     On March 19, 2003, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants ("CICA") issued EIC 146 "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders equity on the date that the company renounces the tax credits associated with tax expenditures provided there is reasonable assurance that the expenditures will be made. This EIC is applicable on a prospective basis for all transactions initiated after March 19, 2003. The Company will be adopting EIC 146 on a prospective basis.

     COMPARATIVE FIGURES

     Certain 2003 figures in the accompanying unaudited consolidated financial statements have been reclassified to conform to the 2004 presentation.

2.   ACCOUNTING CHANGES

     (A)  STOCK-BASED COMPENSATION

          In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

          Prior to January 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions.

          Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted or modified on or after January 1, 2002, in accordance with the transitional provisions of Section 3870. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized over the stock option vesting period.

          The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $1.5 million recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings as shown in the Consolidated statements of common shareholders' equity. Additionally, during the three months ended March 31, 2004 the Company recorded stock option expense of $0.3 million. Additionally, the Company recorded restricted stock unit expense of $0.2 million during the three months ended March 31, 2004.

          Had the Company adopted the fair value based method of accounting for all stock-based awards, reported net earnings (loss) and earnings
          (loss) per common share would have been adjusted to the proforma amounts indicated in the table below:

          ----------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                                     2003
          ----------------------------------------------------------------------
                                                                 Restated (a)

          Net earnings (loss)                                   $       (12.0)
            Stock-based compensation expense - proforma                  (0.1)
          ----------------------------------------------------------------------
          Net earnings (loss) - proforma                        $       (12.1)
          ----------------------------------------------------------------------

          Loss per common share
            Basic and diluted - reported                        $        (0.06)
            Basic and diluted - proforma                        $        (0.06)
          ----------------------------------------------------------------------

     (B)  ASSET RETIREMENT OBLIGATIONS

          The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") to be applied to fiscal years commencing on or after January 1, 2004. Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings
          (loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement.

          The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Prior to the issue of Section 3110 the Company accrued for estimated site restoration and closure obligations over the producing life of a mine with an annual charge to earnings based primarily on legal, regulatory requirements and company policy.

          Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively. The financial statements and accompanying notes have been restated to reflect the adoption of Section 3110. The adoption of
          Section 3110 resulted in an increase in net loss for the period of $0.8 million (pretax) for the period ended March 31, 2003 as a result of adjustments required to the site restoration cost obligation and the recording of a cumulative effect of accounting change of $10.1 million and $12.3 million as at December 31, 2002 and 2003, respectively, which reduced opening retained earnings (deficit) as shown in the Consolidated statements of common shareholders' equity. During the three months ended March 31, 2004, the Company recorded depreciation expense of $0.5 million (pretax) and accretion expense of $2.2 million (pretax). The adoption also resulted in the recording of a long-lived asset of $3.3 million and $3.8 million as at March 31, 2004 and December 31, 2003, respectively. The site restoration cost obligation (asset retirement obligation liability) as at December 31, 2003 of $117.5 million was also increased by $12.6 million to $130.2 million to reflect the adoption of Section 3110. The site restoration cost accrual as at March 31, 2004 was $129.5 million. The undiscounted amount of estimated cashflows to settle the site restoration cost accruals was approximately $145 million. The expected timing of expenditures ranges from 2004 to 2025. The credit adjusted risk free rate used in estimating the site restoration cost obligation was 7%.

          ----------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                                     2003
          ----------------------------------------------------------------------

          Net loss for the period
            As previously reported                              $        (11.2)
            Impact of adoption of Section 3110                            (0.8)
            As currently reported                               $        (12.0)
          ----------------------------------------------------------------------
          Earnings (loss) per common share
          Basic and diluted
            As previously reported                              $        (0.05)
            Impact of adoption of Section 3110                           (0.01)
            As currently reported                               $        (0.06)
          ----------------------------------------------------------------------

          The following table provides a reconciliation of the site restoration cost obligation for the following periods:

                                                     THREE MONTHS
                                                         ENDED       YEAR ENDED
                                                       MARCH 31,    DECEMBER 31,
                                                         2004           2003
          ----------------------------------------------------------------------
          Balance at the beginning of the period      $    130.2    $      57.0
            Impact on adoption of section 3110                 -           13.2
            Additions resulting from acquisitions (a)          -           64.6
            Liabilities settled                             (2.6)         (22.4)
            Accretion expense                                2.2            9.4
            Foreign exchange                                (0.3)           3.4
            Revisions                                          -            5.0
          ----------------------------------------------------------------------
          Balance at the end of the period            $    129.5    $     130.2
          ----------------------------------------------------------------------

          (a) Reflects the acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

3.   FINANCIAL INSTRUMENTS

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

     Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. The mark-to-market adjustments increased the liability by $0.8 million for the three months ended March 31, 2004 and decreased the liability by $2.1 million for the three months ended March 31, 2003.

4.   INVENTORIES

     The following table details the composition of inventories as at:

     ---------------------------------------------------------------------------
                                                    MARCH 31,     DECEMBER 31,
                                                      2004            2003
     ---------------------------------------------------------------------------
     In-process                                   $       15.9   $       15.5
     Finished metal                                       21.0           15.4
     Ore in stockpiles                                    14.7           15.3
     Ore on le ach pads                                   13.2            8.3
     Materials and supplies                               75.4           62.5
     ---------------------------------------------------------------------------
                                                         140.2          117.0
     Long-term portion of ore in stockpiles (a)           (7.8)          (7.8)
     ---------------------------------------------------------------------------
                                                  $      132.4    $     109.2
     ---------------------------------------------------------------------------

     (a) Long-term portion of ore in stockpiles is included in deferred charges and other assets on the consolidated balance sheets.

     The most significant amounts of ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture.

     Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine.

     Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

5.   LONG-TERM INVESTMENTS

     On February 10, 2004, the Company entered into a transaction with Wolfden Resources Inc. to sell its interests in the Ulu gold property in exchange for 2.0 million common shares of Wolfden Resources Inc. valued at $7.7 million and 1.0 million common share warrants each to acquire one common share at an exercise price of $5.80 valued at $1.1 million exercisable for 18 months from the transaction date. In addition, the Company also received $2.0 million in cash consideration. There was no gain or loss on sale as result of this transaction.

     On January 8, 2004, the Company purchased a 10.2% interest in Anatolia Minerals Development Limited. As a result, the Company received 4.0 million common shares of Anatolia Minerals Development Limited valued at $5.4 million.

6.   SEGMENTED INFORMATION

     The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Reportable segments are identified as those individual mine sites having over 10% of total earnings (loss) or assets of the Company. The exploration and acquisition segment is responsible for all activities involved in the exploration for gold bearing properties, regardless of location and has the responsibility for additions to the proven and probable reserves of the Company. In addition, this segment is responsible for the addition of proven and probable reserves through acquisitions and subsequent exploration of those acquired properties. Operations not meeting these thresholds are included in corporate and other. Segment earnings
     (loss) do not include general and administrative expenses or other revenues and expenses of a corporate nature.

The following tables set forth information by segment for the following periods:

-----------------------------------------------------------------------------------------------------------------------
                                                                                DEPRECIATION.                 SEGMENT
                                           OWNERSHIP     MINING    OPERATING    DEPLETION AND                 EARNINGS
                              LOCATION     INTEREST      REVENUE     COSTS      AMORTIZATION    EXPLORATION    (LOSS)
                             ----------   -----------   ---------  ---------   --------------  ------------- ----------
FOR THE THREE MONTHS ENDED MARCH 31, 2004:
OPERATED BY KINROSS
Fort Knox                     Alaska        100.0%      $   35.8   $   23.0     $        7.1    $       -     $   5.7
Kubaka                        Russia         98.1%          12.0        8.0              1.7            -         2.3
Round Mountain                Nevada         50.0%          36.8       18.1              8.0            -        10.7

JOINT VENTURE PARTICIPANT
La Coipa                      Chile          50.0%          15.8        8.4              2.5            -         4.9
Crixas                        Brazil         50.0%           9.5        3.0              2.2            -         4.3
Paracatu                      Brazil         49.0%           9.5        4.6              1.5            -         3.4
Musselwhite                   Ontario        31.9%           8.0        5.6              1.8            -         0.6
Porcupine Joint Venture       Ontario        49.0%          20.4       12.8              5.1            -         2.5

OTHER
Exploration and acquisitions                100.0%             -          -                -          3.5        (3.5)
Corporate and other (b )                                     7.8       11.0              2.5            -        (5.7)

-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                   $  155.6   $   94.5     $       32.4    $     3.5     $  25.2
-----------------------------------------------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDED MARCH 31, 2003 - Restated
(A):
OPERATED BY KINROSS
Fort Knox                     Alaska        100.0%      $   33.2   $   23.9     $       10.0    $       -     $  (0.7)
Kubaka (c)                    Russia         98.1%          11.5        5.8              3.1            -         2.6
Round Mountain                Nevada         50.0%          21.3       14.1              6.1            -         1.1

JOINT VENTURE PARTICIPANT
La Coipa                      Chile          50.0%          10.6        8.4              1.1            -         1.1
Crixas                        Brazil         50.0%           5.6        2.5              1.8            -         1.3
Paracatu                      Brazil         49.0%           5.8        3.7              1.0            -         1.1
Musselwhite                   Ontario        32.0%           2.9        2.8              1.0            -        (0.9)
Porcupine Joint Venture       Ontario        49.0%          18.2       13.7              4.4            -         0.1

OTHER
Exploration and acquisitions                100.0%             -        0.7                -          6.2        (6.9)
Corporate and other (b )                                     7.9       11.9             (0.3)           -        (3.7)

-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                   $  117.0   $   87.5     $       28.2    $     6.2     $  (4.9)
-----------------------------------------------------------------------------------------------------------------------

(a)  See note 2 (b)
(b)  Includes Corporate and other non-core mining operations.
(c) Segment information for the three months ended March 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

The following table reconciles the reportable operating segment earnings (loss) to net earnings (loss) for the three months ended March 31:

--------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED
                                                    ----------------------------
                                                      MARCH 31        MARCH 31
                                                        2004            2003
                                                    ------------    ------------
                                                                    Restated (a)

Segment earnings (loss)                             $      25.2     $      (4.9)
  Interest and other income                                 1.8             1.0
  Mark to market (loss) gain on call options               (0.8)            2.1
  General and administrative                               (6.9)           (5.8)
  Gain on sale of assets                                    0.4             0.1
  Foreign exchange                                         (2.4)           (0.7)
  Interest expense on long-term liabilities                (0.7)           (1.1)
--------------------------------------------------------------------------------
Earnings (loss) before taxes and dividends on
convertible preferred shares of subsidiary company  $      16.6     $      (9.3)
--------------------------------------------------------------------------------

(a)  See note 2 (b)

The following table details the segment assets and capital expenditures for the following periods:

--------------------------------------------------------------------------------
                                       SEGMENT ASSETS      CAPITAL EXPENDITURES
                                            AS AT           THREE MONTHS ENDED
                                    ---------------------- ---------------------
                                    MARCH 31   DECEMBER 31  MARCH 31   MARCH 31
                                      2004        2003        2004     2003 (A)
                                    --------   ----------- ---------  ----------
                                                Restated               Restated
                                                   (a)                    (a)
OPERATED BY KINROSS
  Fort Knox                 Alaska  $  261.2    $  261.2     $ 7.2     $   9.2
  Kubaka (d)                Russia      64.0        73.3       4.5         0.1
  Round Mountain            Nevada     134.1       138.4       1.8         0.2

JOINT VENTURE PARTICIPANT
  La Coipa                  Chile       53.2        54.0       0.3          -
  Crixas                    Brazil      56.5        54.2       0.7        0.1
  Paracatu                  Brazil     139.7       141.0       0.7        0.4
  Musselwhite               Ontario     76.9        80.4       0.4        0.2
  Porcupine Joint Venture   Ontario     78.1        83.7       2.3        1.4

OTHER
  Exploration and acquisitions (b)     908.4       908.4         -          -
  Corporate and other (b) (c)          344.1       350.5       4.5        1.2


(a)  See note 2 (b)
(b) Segment assets represent goodwill of $908.4 million allocated to the Exploration and acquisitions segment with the remainder of $9.6 million of goodwill allocated to Corporate and other.
(c) Includes Corporate and other non-core mining operations. Also includes $182.4 million and $91.1 million in cash and cash equivalents held at the Corporate level as at March 31, 2004 and December 31, 2003, respectively.
(d) Segment information for the three months ended March 31, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

--------------------------------------------------------------------------------
                                MINING REVENUES      PROPERTY, PLANT & EQUIPMENT
                               THREE MONTHS ENDED              AS AT
                            ------------------------ ---------------------------
                             MARCH 31      MARCH 31   MARCH 31      DECEMBER 31
                               2004          2003       2004         2003 (A)
                            ----------    ---------- ----------    -------------
                                           Restated                  Restated
                                             (a)                       (a)
GEOGRAPHIC INFORMATION:
United States               $     78.9    $     54.5 $    293.6    $      296.0
Canada                            29.0          29.0      110.8           113.5
Russia                            12.0          11.5       13.0            10.3
Chile                             16.7          10.6       38.4            39.3
Brazil                            19.0          11.4       59.7            60.9
Other                                -             -        5.2             5.2
--------------------------------------------------------------------------------
Total                       $    155.6    $    117.0 $    520.7    $      525.2
--------------------------------------------------------------------------------

     (a)  See note 2 (b)

     The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended March 31, 2004 sales to three customers totaled $53.4million, $30.9 million and $24.1 million, respectively. For the three months ended March 31, 2003 sales to five customers totaled $10.2 million, $20.2 million, $28.4 million, $22.2 million and $12.1million, respectively.

7.   EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of loss applicable to common shareholders and the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following periods.

--------------------------------------------------------------------------------
                                                       MARCH 31,      MARCH 31,
(NUMBER OF COMMON SHARES IN MILLIONS)                    2004         2003 (A)
--------------------------------------------------------------------------------
Basic weighted average shares outstanding:               345,780       253,096
Weighted average shares dilution adjustments:
  Dilutive stock options (b)                                 352             -
  Restricted shares                                          206             -
--------------------------------------------------------------------------------
Diluted weighted average shares outstanding              346,338       253,096
--------------------------------------------------------------------------------
Weighted average shares dilution adjustments -
  exclusions: (c)
  Dilutive stock options                                       -         2,277
  Echo bay warrants (d)                                        -         1,682
  Redeemable preferred shares                              1,058         1,058
  Kinam preferred                                            334           360
  Convertible debt                                             -         4,994
--------------------------------------------------------------------------------

(a) As a result of the net loss from continuing operations for the three month period ended March 31, 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
(b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months ended March 31, 2004, and 2003, the average share price used were $7.14, and $6.89 per share, respectively.
(c) These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2004 and 2003, respectively.
(d) Echo Bay warrants were exercised during the three months ended December 31, 2003 and are no longer outstanding.

8.   LONG-TERM DEBT

     During the three months ended March 31, 2004 the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

9.   COMMITMENTS AND CONTINGENCIES

     GENERAL

     The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

     OTHER LEGAL MATTERS

     DERIVATIVE ACTION

     In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a Kinam Gold Inc. ("Kinam") formerly Amax Gold Inc., shareholder, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, Kinam's directors and Kinam as a nominal defendant. Kinam Gold Inc. is a 100% owned subsidiary of the Company. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with Kinam's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to Kinam and damages in an unspecified amount. Kinam subsequently filed a motion to dismiss the action with the court. On October 30, 2003, the Court of Chancery of Delaware granted Kinam's motion to dismiss the complaint. The plaintiff appealed this decision on November 30, 2003. The Company and Kinam believe that the complaint is without merit and will continue to defend the matter as required. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This derivative action relates to the Corporate and other segment (see note 6).

     CLASS ACTION

     The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under
     Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see note 6).

     SETTLEMENT IN GREECE

     In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

     THE HELLENIC GOLD PROPERTIES LITIGATION

     The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

     Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

     As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has threatened further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. The Alpha Group has threatened to expand this claim to include a claim against the Company for breach of fiduciary duty. In addition, 1235866 has threatened further litigation for breach of fiduciary duty. The Company cannot reasonably predict the outcome of this litigation and the threatened litigation and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements.

     No pleadings have been exchanged with respect to these two threatened actions.

     SUMMA

     In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see note 6). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

     In March, 2004, Summa filed a complaint in the District Court of Nevada, The Howard Hughes Corporation v. Echo Bay Management Corporation, et al., Case No. A481813, against Echo Bay, the Subsidiaries, Kinross, Newmont Mining Corporation, and the officers and directors of the various corporate entities, alleging that the Subsidiaries have transferred substantially all of their assets to insiders and close third-parties, rendering them unable to respond to any judgment that Summa may obtain in the underlying litigation. The complaint alleges that the Echo Bay and TVX combination with Kinross and the acquisition of the closed McCoy/Cove mining operations by Newmont in exchange for assumption of the reclamation obligations was the culmination of a scheme to improperly strip the Subsidiaries of their assets. Kinross has not filed an answer to the complaint, and no discovery has taken place. Kinross believes this complaint to be without merit and anticipates vigorously defending the action.

     OTHER

     In November 2001, two former employees of Echo Bay brought a claim against Echo Bay pursuant to the CLASS PROCEEDINGS ACT (British Columbia) as a result of the temporary suspension of operations at Echo Bay's Lupin mine in the spring of 1998 and the layoff of employees at that time. On August 12, 2002, the Supreme Court of British Columbia dismissed Echo Bay's application for a declaration that British Columbia did not have jurisdiction in connection with this claim or in the alternative, that the Court should decline jurisdiction. Echo Bay appealed this decision. On April 4, 2003, the appeal was heard by the Court of Appeal for British Columbia. On May 16, 2003, in a unanimous decision, the Court of Appeal allowed Kinross' appeal and service was set aside on the basis that British Columbia does not have jurisdiction in connection with this claim. In addition the court ordered the former employees to reimburse Echo Bay for costs associated with the appeal and the Supreme Court of British Columbia proceedings. On August 18, 2003, counsel for the former employees filed an application for leave to appeal to the Supreme Court of Canada. On March 4, 2004, the application for leave to appeal to the Supreme Court of Canada was dismissed with costs payable to Echo Bay.

     GENERAL

     The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

     Total accrued liabilities in relation to legal contingencies as at March 31, 2004 and December 31, 2003 were $1.5 million and $15.1 million, respectively.

     INCOME TAXES

     The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at March 31, 2004, the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

     RUSSIA

     In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. The impact of this ruling reduced the liability to $3.9 million, which includes interest and penalties. The Company will appeal the decision, but in the event the decision of the appellant court is not ruled in the Company's favour, Omolon has enough unutilized deductions to shelter the additional taxable income. The Company believes that this reassessment will be resolved with no material adverse to the Company's financial position, results of operations or cash flows. This reassessment relates to the Kubaka business segment (see note 6).

     CHILE
     On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see note 6). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

     BRAZIL

     The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixas business segment (see note 6).

10.  HEDGING ACTIVITIES

     The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2004 are as follows:

================================================================================
YEAR   OUNCES HEDGED   AVERAGE PRICE   CALL OPTIONS SOLD  AVERAGE STRIKE PRICE
--------------------------------------------------------------------------------
2004      107,500          $280              50,000               $340
2005       37,500          $296                   -                  -
--------------------------------------------------------------------------------
Total     145,000          $284              50,000               $340
--------------------------------------------------------------------------------

     The fair value of the call options sold is recorded in the consolidated financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at March 31, 2004, was $(20.5) million based on a gold price of $424 per ounce. In the first quarter of 2004, the Company delivered 30,000 ounces into contracts outstanding at December 31, 2003 leaving 145,000 ounces hedged at March 31, 2004. Subsequent to the end of the quarter, the Company delivered a further 20,000 ounces and financially closed out another 90,000 ounces at a cost of $9.7 million. This loss will be recognized in accordance with the original maturity dates of the contracts, which range from the third quarter of 2004 to the second quarter of 2005. The remaining 35,000 ounces hedged will be delivered in the second quarter of this year.

11.  CROWN RESOURCES

     On October 8, 2003, Kinross Gold Corporation and Crown Resources Corporation ("Crown") announced that they have executed a Letter of Intent whereby Kinross Gold Corporation will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers by road from Kinross' Kettle River gold milling facility.

     On November 20, 2003, Kinross Gold Corporation executed a definitive agreement to acquire Crown. Each of the outstanding shares of common stock of Crown will be exchanged for 0.2911 shares of Kinross Gold Corporation common stock at closing and is subject to the approval of two thirds of Crown's shareholders and customary closing conditions. Until the acquisition is completed, Crown is required to operate its business in the ordinary course, and is restricted from engaging in certain significant business and financing transactions, or changes in corporate structure. Prior to the completion of the acquisition, Crown would dividend to its shareholders its approximate 41% equity interest in Solitario Resources Corporation (TSX-SLR).

     The current plan, which contemplates the development of an underground mine rather than an open pit mine, positively addresses major environmental concerns identified during previous permitting efforts. Kinross is confident that by working in conjunction with Federal, State and local agencies as well as other stakeholders, the permitting process, initiated by Crown, will be successful in obtaining the necessary regulatory approvals to develop an underground mine in a timely manner. In conjunction with the permitting process, Kinross will review potential synergies between its Kettle River operation and the Buckhorn Mountain deposit.

     Either party may terminate the Merger Agreement if the transaction has not been consummated by September 30, 2004 subject to certain conditions. The Company expects the transaction to close by September 30, 2004.